SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-36737

NeuroDerm Ltd.

(Translation of registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On June 23, 2016, NeuroDerm Ltd. (the “Company”) issued a press release announcing the participation and presentation of three posters at the 20th International Congress of Parkinson’s Disease and Movement Disorders, regarding the Company’s new adopomorphine product candidate (ND0701), study design of the first ND0612H efficacy trial (Trial 006) and additional data on the effect of continuous subcutaneous carbidopa administration on levodopa plasma levels. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

On June 28, 2016, the Company issued a press release announcing that product candidate ND0612H achieves comparable pharmacokinetics to Duodopa in a head-to-head pilot PK comparison trial. A copy of this press release is attached to this Form 6-K as Exhibit 99.2.

On June 30, 2016, the Company issued a press release announcing the start of U.S. patient enrollment in Trial 006, a Phase II Trial of ND0612H for Advanced Parkinson’s Disease. A copy of this press release is attached to this Form 6-K as Exhibit 99.3.

The content of this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference in the Company’s registration statements on Form F-3, SEC file number 333-210496, filed with the SEC on March 31, 2016, and on Form S-8, SEC file numbers 333-210497, 333-205485 and 333-200331, filed with the SEC on March 31, 2016, July 2, 2015 and November 18, 2014, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroDerm Ltd.

Date: June 30, 2016	By:	/s/Roy Golan
Name: Roy Golan Title: Chief Financial Officer

Exhibit Index

Exhibit	Description

99.1	Press release dated June 23, 2016, announcing the participation and presentation of three posters at the 20th International Congress of Parkinson’s Disease and Movement Disorders.

99.2	Press release dated June 28, 2016, announcing that product candidate ND0612H achieves comparable pharmacokinetics to Duodopa in a head-to-head pilot PK comparison trial.

99.3	Press release dated June 30, 2016, announcing the start of U.S. patient enrollment in Trial 006, a Phase II Trial of ND0612H for Advanced Parkinson’s Disease.